July 27, 2012

USA Mutuals
700 North Pearl Street, Suite 900
Dallas, Texas  75201

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated June 15, 2001 (relating to the Investor Class shares of the Generation Wave Growth Fund and the Vice Fund) and our opinion dated December 7, 2011 (relating to the Class A and Class C shares of the Generation Wave Growth Fund and the Vice Fund).  In giving this consent, however, we do not admit that we are experts or within category of persons whose consent is required by Section 7 of the Securities  Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, Wisconsin and Washington, D.C.
Godfrey & Kahn, s.c. is a member of Terralex®, a worldwide network of independent law firms.